SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX
AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5430 DNI@SIDLEY.COM

March 25, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:   David Gessert

Sandra Hunter Berkheimer

Re:	Aimfinity Investment Corp. I
Draft Registration Statement on Form S-1
Submitted January 11, 2022
CIK No. 0001903464

Dear Mr. Gessert and Ms. Berkheimer,

On behalf of our client, Aimfinity Investment Corp. I (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 27, 2022 on the Company’s Draft Registration Statement on Form S-1 filed January 11, 2022 (“DRS”).

Concurrently with the submission of this letter, the Company is filing through EDGAR the Form S-1 (“Form S-1”), which reflects the Company’s response to the comments received by the Staff and certain updated information. Unless otherwise indicated, page references in this letter refer to the Form S-1.

The Staff’s comments are repeated below in italics and are followed by the Company’s responses.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

DRS filed January 11, 2022

Summary

Business Strategy and Competitive Strengths, page 5

1.

We note your disclosure that your “business strategy is to identify and complete [your] initial business combination with a company that complements the experiences and skills of [your] management team and can benefit from their operational expertise.” We further note your disclosure on page 93 that your founder and CEO, Jing (“George”) Cao, serves as the “Chief Executive Office” of AscendEX (formerly BitMax.io), a global digital asset trading platform. Rather than referring to the experiences and skills of your management team when discussing a target, please revise your Summary to disclose the type of company or business that you intend to target for your initial business combination. To the extent you plan to, or may, seek a target with a digital asset-related business, please revise your Summary to specify this.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 5 and 97 of the Form S-1 under the heading “Business Strategy and Competitive Strengths.” The Company does not plan to seek a target in any specific technology subsector, including digital assets and, instead, will seek any high growth technology and tech-enabled businesses domestically and abroad (excluding China, Hong Kong and Macau) that meet the Company’s business combination criteria in the consumer internet, e-commerce, software, cloud computing, healthcare, transportation/mobility and financial services industries, as well as other industries that are being disrupted by advances in technology.

Disclosure, page 5 and page 97

2.

We note your disclosures on pages 4 and 93 that your strategy and focus is to target an initial business combination with a company within the technology sector that complements the experience of your management team. To the extent you plan to, or may, seek a target with a digital asset-related business, please revise to provide prominent risk factor disclosure addressing the risks and uncertainties inherent in digital asset related businesses, including the extensive regulatory regimes to which such businesses are subject and the evolving regulatory landscape.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits that it does not plan to seek a target in any specific technology subsector, including digital assets and, instead, will seek any high growth technology and tech-enabled businesses domestically and abroad (excluding China, Hong Kong and Macau) that meet the Company’s business combination criteria in the consumer internet, e-commerce, software, cloud computing, healthcare, transportation/mobility and financial services industries, as well as other industries that are being disrupted by advances in technology.

Thank you for your consideration in reviewing the above responses. Please contact David Ni of Sidley Austin LLP at (212) 839-5430 or dni@sidley.com with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ David Ni
David Ni

cc:	Jing (“George”) Cao, Chief Executive Officer, Aimfinity Investment Corp. I

Michael Blankenship, Partner, Winston & Strawn LLP